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Exhibit (a)(13)

[TEXT OF E-MAIL SENT BY CORPORATE VP OF HUMAN RESOURCES, ON NOVEMBER 19, 2001, TO ALL ELIGIBLE OPTION HOLDERS]

We have had a very good response to the Stock Option Exchange Offer so far - approximately 60% of the eligible optionees have completed and returned their Election Forms. Acknowledgments of receipt are being e-mailed twice a week. If you do not receive one within that time frame, please contact us.

If you have not yet returned your Election Form (preferably by fax to 310.414.5858), please remember that the deadline for our receipt of Election Forms is 5:00 p.m., Pacific time, on Wednesday, November 28, 2001.

A number of you have used the dedicated CSC e-mail box (options@csc.com) to ask questions regarding the Exchange Offer. Two of these questions are of sufficiently broad application that we thought it would be useful to share the answers with all of you.

WHAT HAPPENS IF CSC IS ACQUIRED AFTER MY OLD OPTIONS ARE CANCELED, BUT BEFORE MY NEW OPTIONS ARE ISSUED?

While we currently have no plans to enter into any such transaction, it is possible that CSC could be acquired during this period of time. In that event, you would not be issued any new options or other consideration unless the acquiring entity, in its sole discretion, agreed to the issuance. Although we, consistent with our fiduciary duties to our stockholders, might attempt to negotiate such an agreement with the acquiring entity, there can be no assurance that any such attempt would be successful.

WHAT HAPPENS IF I GO OUT ON LEAVE AFTER MY OLD OPTIONS ARE CANCELED, BUT BEFORE MY NEW OPTIONS ARE ISSUED?

In order to receive the new options, you must be a regular, full-time employee of CSC or its subsidiaries on the date they are issued. In addition, during the entire period between the old option cancellation date and the new option issuance date, you must either be a regular, full-time employee, or be on a leave of absence that has been specifically designated as an "approved," leave for purposes of stock options by Van Honeycutt, Chairman and Chief Executive Officer, or by me. Certain types of leaves, such as military leaves and leaves taken by U.S. employees pursuant to the Family Medical Leave Act, have been so designated as "approved." Please contact me if you have any questions regarding an impending leave of absence.

If you have any other questions, please contact us by telephone (310.414.4600) or e-mail (options@csc.com).

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  Exhibit (a)(13)